

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2014

<u>Via E-mail</u>
David M. Khani
Chief Financial Officer
CONSOL Energy Inc.
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

      Re: CONSOL Energy Inc.
              Form 10-K for the Year Ended December 31, 2013
              Filed February 7, 2014
              File No. 001-14901

Dear Mr. Khani:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Rufus Decker for

              Tia L. Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel and
              Mining